P.E. 1/1/02
0-16350

# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

02011864

## FORM 6-K

**Report of Foreign Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**
**The Securities Exchange Act of 1934**

For the month of January, 2002

JAN 25 2002

WPP GROUP PLC
(Translation of registrant's name into English)

27 Farm Street, London W1X 6RD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

WPP GROUP PLC
(Registrant)

Date January 24, 2002

By [signature]
Paul Richardson
Group Finance Director

**ANNOUNCEMENT**

**WPP GROUP PLC ("WPP")**

On 23 January 2002 WPP received the following notification pursuant to section 198-202 of the Companies Act 1985 from Putnam Investments. The registered interests are those of Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam").

Putnam has a beneficial interest of 61,945,080 WPP Ordinary Shares. This holding represents 5.39% of WPP's issued Ordinary Share Capital.

23 January 2002